Exhibit 99.1

Nayax Enters Definitive Agreement to Acquire VMtecnologia

Nayax Announces Strategic Acquisition of VMtecnologia, Expanding Presence in the Latin
American Market

HERZLIYA, Israel, March 6, 2024 (Globe Newswire) — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a leading global commerce enablement, payments, and loyalty platform designed to help merchants scale their business, has today announced a definitive agreement to acquire VMtecnologia, a leading technology provider for the automated self-service industry in Brazil. This strategic acquisition marks a significant step in Nayax's expansion into the Latin American market, bolstering its global footprint.

The acquisition of VMtecnologia will extend Nayax's comprehensive service offerings across Brazil as well as serves as a key milestone in fulfilling the company's international expansion growth strategy. By entering the Latin American market with a strong and immediate market presence, Nayax is poised to leverage VMtecnologia's established footprint, serving over 2,400 retailers in diverse industries across all 27 states in Brazil and more than 466 cities. This strategic move significantly enhances Nayax's global presence and its ability to offer advanced automated self-service solutions.

With this expansion, Nayax will now serve over 18,300 additional unattended points of sale, including vending machines, micro markets, autonomous laundromats, and the electronic entertainment sector. The integration is anticipated to immediately contribute to Nayax's net income, underlining the strategic fit and potential for growth the acquisition represents. The purchase price, equating to an enterprise value of approximately R$ 110 million BRL (~$22.3 million USD), will be paid partially upfront in cash (R$ 66 million BRL or ~$13.4 million USD), with R$ 44 million (~$8.9 million USD) to be settled semi-annually over the next three years in cash or equity (at our option), contingent upon management retention and achieving certain revenue growth (consistent with prior experience) over a three-year period. In addition, there is an earnout of up to R$ 27.5 million BRL (~$5.6 million USD) payable primarily in stock (with the stock valued based on the value of Nayax stock at closing of the transaction) based on the achievement of significant three-year growth objectives, bringing the total potential consideration to R$ 137.5 million BRL (~$27.8 million USD). The transaction is slated for completion in Q2 2024, pending the fulfillment of closing conditions.

Yair Nechmad, CEO and Chairman of Nayax, shared his excitement about the acquisition, stating, “We are excited to integrate Vmtecnologia’s experienced and innovative team with Nayax, further solidifying our position in the automated self-service market. Vmtecnologia’s outstanding performance and leadership in Brazil align perfectly with our strategic goals, promising a highly synergistic merger. The Brazilian automated self-service market follows the strong growth trend of the global automated self-service industry. Brazil itself is an attractive market with significant potential for our self-service technology. This acquisition immediately expands Nayax’s targeted addressable market and significantly increases our automated self-service market penetration in Brazil and Latin America.”

Eduardo Muniz, CEO of Vmtecnologia, also commented on the acquisition: “This deal is a recognition of what we have built here in Brazil. It is the fuel that can drive us to deliver even more products to our customers, quickly and efficiently. With Nayax, we will have an expansion of self-service in Latin America, adding expertise in payments and a portfolio of products. The entire M&A process took place with the great support from Pipeline Capital, which was responsible for structuring the fundraising project, helping us throughout the entire process, from the conversation with interested parties to the final stage of signing the deal.”

Transaction Highlights:

•	Unanimous approval from both Nayax and Vmtecnologia’s boards.

•
Implied enterprise value of R$ 110 million BRL (~$22.3 million USD), on a cash-free, debt-free basis, with an additional earnout bringing the potential consideration to R$ 137.5 million BRL (~$27.8 million USD).

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The transaction structure includes an initial payment of R$ 66 million BRL (~$13.4 million USD) in cash at closing, with the remainder, contingent upon management retention and revenue growth consistent with prior experience, payable over three years in cash or Nayax equity. In addition, there is an earnout of up to R$ 27.5 million BRL (~$5.6 million USD) payable primarily in stock (with the stock valued based on the value of Nayax stock at closing of the transaction) based on the achievement of significant three-year growth objectives, bringing the total potential consideration to R$ 137.5 million BRL (~$27.8 million USD).

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VMtecnologia's impressive financial performance includes approximately $8.5 million in revenue, a gross margin of 88%, and an EBITDA margin exceeding 30%, with a CAGR of approximately 73% between 2021 and 2023.

•	Nayax intends to fund the initial payment with available cash reserves.

•	Synergies are expected from the integration of VMtecnologia into Nayax's ecosystem, enhancing both revenue and operational efficiencies.

•	Anticipated transaction closure in Q2 2024, subject to customary closing conditions.

Advisors

Baptista Luz is serving as legal advisor to Nayax. Pipeline Capital is serving as financial advisor and Gentil Monteiro, Vicentini, Beringhs e Gil (GVBG) is serving as legal advisor to VMtecnologia.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of VMtecnologia, including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com.

About VMtecnologia

VMtecnologia is services the unattended retail market with easy-to-use, proprietary, and secure technology, embedded in plug-and-play equipment so that entrepreneurs can grow and scale their business. Our solution simplifies and enables the operation of small, medium, and large autonomous Brazilian stores. We believe in sustainable growth based on client feedback and long-term partnerships. Today, VMtenologia was in Curitiba, approximately 130 employees, and Brazilian leadership in serving unattended retail. For more information, please visit https://www.vmtecnologia.io/.

Investor Relations Contact:
Aaron Greenberg, Chief Strategy Officer
aarong@nayax.com

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com